Graubard Miller
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                            NEW YORK, N.Y. 10174-1901
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                                      August 3, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:   Ithaka Acquisition Corp.
                        Registration Statement on Form S-1
                        File No. 333-124521
                        AMENDMENT NO. 2 FILED JULY 15, 2005


Dear Mr. Reynolds:

     On behalf of Ithaka Acquisition Corp. (the "Company"), we respond as follows to the Staff's comment letter dated July 27, 2005 relating to the above-captioned Registration Statements. Captions and page references herein correspond to those set forth in Amendment No. 3 to each of the Registration Statements, copies of which have been marked with the changes from Amendment No. 2 to each of the Registration Statements. We are also delivering three (3) courtesy copies of each such marked Amendment No. 3 to John Zitko. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of each marked Amendment No. 3 where in such amendment our responses to the Staff's comments are reflected.

PROPOSED BUSINESS, PAGE 24

1. WE REISSUE PRIOR COMMENT 6. PLEASE PROVIDE THE BASIS FOR MANAGEMENT'S BELIEF THAT "THIS INVESTMENT HAS CREATED NUMEROUS EMERGING COMPANIES WITH SUBSTANTIAL FUNDING NEEDS THAT EXCEED TRADITIONAL VENTURE CAPITAL CAPACITY AND WITH SHAREHOLDERS VITALLY INTERESTED IN PATHS TO LIQUIDITY" OR REMOVE. ALSO, PLEASE PROVIDE THE BASIS FOR YOUR BELIEF THAT YOU "WILL FIND NUMEROUS COMPANIES WITH INTERESTING PRODUCT DEVELOPMENT PORTFOLIOS THAT HAVE OUTGROWN THEIR VENTURE BACKING BUT CANNOT TODAY INDEPENDENTLY ACCESS PUBLIC-MARKET CAPITAL."

     We have removed the above-referenced disclosure as requested.

2. WE REISSUE PRIOR COMMENT 5. IT APPEARS THAT MANAGEMENT MAY OBTAIN EMPLOYMENT OR CONSULTING AGREEMENTS AT THE SAME TIME AS THE BUSINESS COMBINATION. THIS SHOULD BE DISCUSSED IN GREATER DETAIL, INCLUDING ADDING A DISCUSSION IN THE BUSINESS SECTION. WE MAY HAVE FURTHER COMMENT.

     We have expanded the disclosure on page 28 of the prospectus under the section entitled "Proposed business - Effecting a business combination - Limited ability to evaluate the target business' management" to indicate that negotiations between management and the target business would take place simultaneously with the negotiation of the business combination and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to the company after the consummation of the business combination.

EFFECTING A BUSINESS COMBINATION, PAGE 26

3. WE REISSUE COMMENT SEVEN FROM OUR LETTER OF JULY 8, 2005. WE NOTE THE RESPONSE CONTAINED IN YOUR LETTER OF JULY 15, 2005 AND THE EXPANDED DISCLOSURE CONTAINED IN YOUR REGISTRATION STATEMENT; HOWEVER, PLEASE EXPAND YOUR DISCLOSURE, IF ACCURATE, TO AFFIRMATIVELY CONFIRM THAT NO AGENT OR REPRESENTATIVE OF THE REGISTRANT HAS TAKEN ANY MEASURE, DIRECT OR INDIRECT, TO LOCATE A TARGET BUSINESS AT ANY TIME, PAST OR PRESENT.

     We have expanded the disclosure on page 26 of the prospectus under the section entitled "Proposed business - Effecting a business combination - We have not identified a target business" to indicate that the Company has not, nor has anyone on its behalf, taken any measure, directly or indirectly, to identify or locate any suitable acquisition candidate, nor has it engaged or retained any agent or other representative to identify or locate such an acquisition candidate.

     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                      Very truly yours,


                                                      /s/ Jeffrey M. Gallant
                                                       Jeffrey M. Gallant

cc:  Paul A. Brooke
     Eric Hecht
     John M. Glazer
     David M. Nussbaum
     Steven Levine
     Paul D. Broude, Esq.